SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PAYMENT OF INTEREST ON CAPITAL STOCK:
• TO BE APPLIED AGAINST THE DIVIDENDS FOR 2004 FISCAL YEAR
• QUARTERLY PAYMENT OF INTEREST ON CAPITAL STOCK FOR THE
FIRST QUARTER OF THE YEAR 2005

A) The Boards of Directors of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) approved, on the present date, as proposed by the respective Boards of Officers on March 30, 2005:

I. The payment of interest on capital stock, qualified as complementary to the interest on capital paid related to the profit ascertained in the 2004 fiscal year, in the total gross amount of R$27,676,222.90 and R$13,682,429.34, and total net amount of R$23,524,789.46 and R$11,630,064.93, respectively to Unibanco and Unibanco Holdings, to be made from April 29, 2005 on.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2004, in accordance with the provisions of article 9th of Federal Law 9,249/95, article 44 paragraph 8th of the by-laws of Unibanco and article 35 sole paragraph of the by-laws of Unibanco Holdings.

Pursuant to the approved proposals, the shareholders of Unibanco and Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to one (1) share , one (1) Share Deposit Certificate (“Unit”)*, or one (1) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0189452	0.0208397	0.0164788	0.0164788	0.0373185	0.1865925
Net Value	0.0161034	0.0177137	0.0140069	0.0140069	0.0317206	0.1586030
(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

II. That Board of Directors’ meetings are held in a quarterly basis with the purpose of deciding the payment of earnings to the stockholders, which it's intended to be on the form of interest on capital stock ("Quarterly Payments"), to be paid at the end of April 2005, July 2005, October 2005, and January 2006, in the values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

The Boards of Directors may, at their sole discretion, based on reasonable causes, decide (i) to modify the conditions foreseen to the payment of the Quarterly Payments, such as value, form and dates, being able, also, to propose the payment of the compensation under the form of dividends, or (ii) not to pay the Quarterly Payments in determined quarters.

III. The payment of Quarterly Payments, in the gross total amount of R$56,715,629.55 and R$28,033,835.39, and net total amount of R$48,208,285.11 and R$23,828,760.08, respectively to Unibanco and Unibanco Holdings, to be made from April 29, 2005 on.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2005, in accordance with the provisions of article 9th of Federal Law 9,249/95, article 44 paragraph 8th of the by-laws of Unibanco and article 35 sole paragraph of the by-laws of Unibanco Holdings.

Pursuant to the approved proposals, the shareholders of Unibanco and Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to one (1) share , one (1) Unit, or one (1) GDS, as the case may be. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

B. Considering the proposals in items (I) and (III), the total amount approved to be paid in interests on capital stock is the gross value of R$84,391,852.45 and R$41,716,264.73, and the net values of R$71,733,074.57 and R$35,458,825.01, respectively to Unibanco and Unibanco Holdings. Such values correspond to the complementary interests on capital stock declared and paid related to the profit ascertained in the 2004 fiscal year plus the Quarterly Payment related to the first quarter of 2005.

Pursuant to the approved proposals, the shareholders of Unibanco and Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to one (1) share , one (1) Unit, or one (1) GDS, as the case may be. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0577687	0.0635456	0.0502421	0.0502421	0.1137877	0.5689385
Net Value	0.0491034	0.0540137	0.0427057	0.0427057	0.0967194	0.4835970

C) The payment of the due amounts, pursuant to the table above (Item B), shall be made according to the procedures and places set forth below:

1. GDSs’ holders:
The payment shall be made directly to the foreign depositary bank – Bank of New York – which will forward it to the entitled shareholders.

2. Other shareholders:

2.1. Shareholders who are Unibanco’s account holders:
The payment shall be made by means of credit in the respective bank accounts.

2.2. Shareholders who hold bank accounts in other banks, who have already provided to Unibanco, the bank, branch and bank account numbers:
The payment shall be made by means of eletronic transfer (DOC/ TED), according to the respective amounts.

2.3. Shareholders whose shares are deposited in Stock Exhanges’ custody:
The payment will be made directly to the Stock Exchanges, which shall forward such amounts to the entitled shareholders, by means of the depositary brokers.

2.4. Shareholders for whom the above mentioned situations are not applicable:
The payment shall be made at any Unibanco’s branch at their convenience.

2.5. Shareholders who hold bearer share certificates which still have not been converted to the book-entry system:
The payment will be made upon delivery of the respective certificates for mandatory conversion.

2.5.1. Assistance to the conversion will be provided by our Shareholders Assistance department in the addresses set forth below, where relevant shareholders shall attend and present the respective certificates.
São Paulo - SP: Rua da Quitanda, 157 – 4th floor
Rio de Janeiro - RJ: Rua Sete de Setembro, 111 mezzanine.

2.5.2. For all other locations, such assistance shall be made at Unibanco’s branches.

D) Pursuant to the approved proposals:

In Brazil, April 8, 2005 will be considered as “Record Date” for the purpose of determining the holders of shares and Units who will be entitled to receive the proposed payment, from April 29, 2005 on. Unibanco’s and Unibanco Holdings’ shares and Units will be traded in the Brazilian market without the right to receive payment of interest on capital stock (ex-interest on capital stock) from April 11, 2005 on.

In the United States of America, April 13, 2005 will be considered as “Record Date” for the purpose of determining the holders of GDS who will be entitled to receive the proposed payment. The GDSs will be traded without the right to receive payment of interest on capital stock (ex-interest on capital stock) from April 11, 2005 on.

São Paulo, April 8, 2005.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3813-6182
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 11, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.